UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On August 3, 2017, Rosetta Genomics Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional healthcare investors (the “Purchasers”) in connection with the offering of 138,000 Class A Units (the “Class A Units”), each Class A Unit consisting of one Ordinary Share of the Company, par value NIS 7.2 per share (the “Ordinary Shares”), and one warrant to purchase 0.50 Ordinary Share (the “Series A Warrants”), and up to 1,811,974 Class B Units (the “Class B Units”, together with the Class A Units, the “Units”), each Class B Unit consisting of a Series A Warrant and one pre-funded warrant to purchase one Ordinary Share (the “Series B Warrants,” together with the Series A Warrants, the “Warrants”). Each Class A Unit was sold at a public offering price of $1.40 and each Class B Unit was sold at a public offering price of $1.39. The sale of the Units is referred to herein as the “Offering”. Upon the closing of the Offering on August 9, 2017, the Company received gross proceeds of $2,711,844 for the Units.

The aggregate net proceeds to the Company from the Offering, after deducting the placement agent’s fees and expenses and the Company’s estimated offering expenses were approximately $2.2 million.

The Series A Warrants are immediately exercisable upon issuance and have a term of five years and the Series B Warrants are immediately exercisable upon issuance until exercised in full. The exercise price of the Series A Warrants is $1.50 per share and the exercise price of the Series B Warrants is $0.01 per share. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s Ordinary Shares and rights offerings and pro rata distributions with respect to all holders of the Company’s Ordinary Shares.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, acted as the placement agent for the Offering (the “Placement Agent”). Pursuant to an engagement letter, dated as of April 21, 2017 (the “Placement Agreement”), the Placement Agent received in the aggregate (i) a placement agent fee equal to 7% of the gross proceeds raised in the offering, or $191,097.45, (ii) a management fee equal to 1% of the gross proceeds raised in the offering, or $27,299.64, (iii) warrants to purchase up to 126,748 Ordinary Shares (the “Placement Agent Warrants”) and (iv) reimbursement of expenses of $115,000. The Placement Agent Warrants are exercisable for five years from the date of the effectiveness of the Offering and have an exercise price equal to $1.75, or 125% of the offering price per Ordinary Share. Pursuant to FINRA Rule 5110(g), the placement Agent Warrants and any Ordinary Shares issued upon exercise of the placement agent warrants may not be sold, transferred or assigned by any person for a period of 180 days immediately following the date of effectiveness the Offering, subject to limited exceptions.

On May 8, 2017, the Company obtained a waiver, which was amended on August 3, 2017 (the “Waiver”), from the counterparty to the Securities Purchase Agreement entered into with an institutional buyer on November 23, 2016 (the “Securities Purchase Agreement”). Under the terms of the Waiver, the conversion price of the Debenture (as defined in the Securities Purchase Agreement) then held by the counterparty was reduced to $1.40. In addition, the Company issued the counterparty an unregistered warrant to purchase 649,635 Ordinary Shares at an exercise price of $1.50 per share (the “Unregistered Warrant”). The Unregistered Warrant shall be exercisable from the date on which the Company receives the Shareholder Approval (as defined in the Unregistered Warrant) until five years thereafter. The Unregistered Warrant was offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

The Units issued in the Offering are being offered pursuant to a prospectus dated as of August 3, 2017, which has been filed with the Securities and Exchange Commission (the “SEC”), to the Company's registration statement on Form F-1 (File No. 333-217765).

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the aforementioned securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Placement Agreement, the form of Series A Warrant, the form of Series B Warrant, the form of Placement Agent Warrant, the form of Unregistered Warrant and the Purchase Agreement have been filed as Exhibits 1.1, 4.1, 4.2, 4.3, 4.4 and 10.1 to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Placement Agreement and the Purchase Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670, 333-210366 and 333-217765.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Engagement Letter with Rodman & Renshaw, a unit of H.C. Wainwright & Co. (incorporated by reference to Exhibit 1.1 to the Company’s registration statement on Form F-1/A, as filed with the SEC on May 17, 2017).
4.1	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form F-1/A, as filed with the SEC on August 2, 2017).
4.2	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s registration statement on Form F-1/A, as filed with the SEC on May 17, 2017).
4.3	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Company’s registration statement on Form F-1/A, as filed with the SEC on August 2, 2017).
4.4	Form of Unregistered Warrant.
10.1	Form of Securities Purchase Agreement dated August 3, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 15, 2017	By:	/s/ Kenneth Berlin
Kenneth Berlin Chief Executive Officer and President